RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 16:06:46 17 June 2025 RNS Number : 2431N Unilever PLC 17 June 2025 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Srinivas Phatak 2 Reason for the notification a) Position/status Acting Chief Financial Officer b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 136.46439 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 136.46439 e) Aggregated information - Volume - Total 136.46439 £6,325.12 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Willem Uijen 2 Reason for the notification a) Position/status Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 160.37657 PLC Dividend equivalents were accrued on unvested PSP share awards · 48.55661 PLC Dividend equivalents were accrued on unvested TSA share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 160.37657 £46.35 48.55661 e) Aggregated information - Volume - Total 208.93318 £9,684.05 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Priya Nair 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 223.10614 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 223.10614 e) Aggregated information - Volume - Total 223.10614 £10,340.97 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status President 1 Unilever Markets (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 279.61208 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 279.61208 e) Aggregated information - Volume - Total 279.61208 £12,960.02 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 105.4549 PLC Dividend equivalents were accrued on unvested PSP share awards · 201.72568 PLC EUR Dividend equivalents were accrued on unvested PSP share awards

· 87.09919 PLC EUR Dividend equivalents were accrued on unvested TSA share awards · 37.96644 PLC EUR Dividend equivalents were accrued on unvested TSA share awards c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.35 105.4549 €54.64 201.72568 €54.64 87.09919 €54.64 37.96644 e) Aggregated information - Volume - Total 105.4549 / 326.79131 £4,887.83/ €17,855.88 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 1017.49845 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 1017.49845 e) Aggregated information - Volume - Total 1017.49845 £47,161.05 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO, Hindustan Unilever Limited and President, Unilever South Asia (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 200.25967 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 200.25967 e) Aggregated information - Volume - Total 200.25967 £9,282.04 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Eduardo Campanella 2 Reason for the notification a) Position/status Business Group President, Home Care (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 198.80532 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 198.80532 e) Aggregated information - Volume - Total 198.80532 £9,214.63 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares Identification code GB00B10RZP78 b) Nature of the transaction 277.32512 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 277.32512 e) Aggregated information - Volume - Total 277.32512 £12,854.02 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 318.75672 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 318.75672 e) Aggregated information - Volume - Total 318.75672 £14,774.37 f) Date of the transaction 2025/06/13

g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mairéad Nayager 2 Reason for the notification a) Position/status Chief People Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 84.01326 PLC Dividend equivalents were accrued on unvested PSP share awards 92.60188 PLC Dividend equivalents were accrued on unvested TSA share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.35 84.01326 £46.35 92.60188 e) Aggregated information - Volume - Total 176.61514 £8,186.11 f) Date of the transaction 2025/06/13 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Heiko Schipper 2 Reason for the notification a) Position/status Business Group President, Foods (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 87.7088 PLC EUR Dividend equivalents were accrued on unvested PSP share awards 161.53762 PLC EUR Dividend equivalents were accrued on unvested TSA share awards c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €54.64 87.7088 €54.64 161.53762 e) Aggregated information - Volume - Total 249.24642 €13,618.82 f) Date of the transaction 2025/06/13 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Esi Bracey 2 Reason for the notification a) Position/status Chief Growth and Marketing Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 267.365 PLC ADR Dividend equivalents were accrued on unvested PSP share awards · 230.419 PLC ADR Dividend equivalents were accrued on unvested TSA share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $62.67 267.365 $62.67 230.419 e) Aggregated information - Volume - Total 497.784 $31,196.12 f) Date of the transaction 2025/06/13 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status Business Group President, Personal Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction · 382.177 PLC ADR Dividend equivalents were accrued on unvested PSP share awards · 199.68 PLC ADR Dividend equivalents were accrued on unvested TSA share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $62.67 382.177 $62.67 199.68 e) Aggregated information - Volume - Total 581.857 $36,464.98 f) Date of the transaction 2025/06/13 g) Place of the transaction New York Stock Exchange - XNYS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.